EXHIBIT 3.1.11

THORNBURG MORTGAGE, INC.

ARTICLES SUPPLEMENTARY

ARTICLES SUPPLEMENTARY CLASSIFYING

AN ADDITIONAL 9,200,000 SHARES OF

10% SERIES F CUMULATIVE CONVERTIBLE

REDEEMABLE PREFERRED STOCK

Thornburg Mortgage, Inc., a corporation organized and existing under the laws of the State of Maryland (the “Corporation”), having its principal office at 150 Washington Avenue, Santa Fe, New Mexico 87501, hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: On August 14, 2007 and August 30, 2007, the Board of Directors of the Company (the “Board”) adopted resolutions authorizing the creation of a new series of capital stock classified as 10% Series F Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), with the preferences, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption, conversion rights, specifications and other rights as set forth in the Articles Supplementary of the Company (the “September 4, 2007 Articles Supplementary”) filed with the Department on September 4, 2007. The Company had 21,185,715 shares of Series F Preferred Stock (the “Initial Series F Preferred Shares”) outstanding as of January 4, 2008.

SECOND: Pursuant to the authority expressly vested in the Board by Article FIFTH (A) of the charter of the Company (the “Charter”) and Section 2-105 of the Maryland General Corporation Law, on December 17, 2007 and January 12, 2008 the Board adopted resolutions reclassifying 9,200,000 authorized but unissued shares of common stock of the Corporation into 9,200,000 additional shares of 10% Series F Cumulative Convertible Redeemable Preferred Stock (the “Additional Series F Preferred Shares”). The Additional Series F Preferred Shares shall have the same preferences, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption, conversion rights, specifications and other rights of the Initial Series F Preferred Shares, which are set forth in the September 4, 2007 Articles Supplementary. The Additional Series F Preferred Shares and the Initial Series F Preferred Shares shall be one and the same series of preferred stock of the Company, such series of preferred stock of the Company being referred to as the “Series F Preferred Stock” in the September 4, 2007 Articles Supplementary.

THIRD: The Additional Series F Preferred Shares have been reclassified by the Board under the authority contained in the Charter.

FOURTH: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FIFTH: These Articles Supplementary shall be effective at the time the Department accepts these Articles Supplementary for record.

SIXTH: The undersigned Chief Executive Officer and President of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive Officer and President and attested to by its Secretary on this 15th day of January, 2008.

THORNBURG MORTGAGE, INC.

By:	/s/ Larry A. Goldstone
Name:	Larry A. Goldstone
Title:	Chief Executive Officer and President

[SEAL]

ATTEST:

By:	/s/ Stephen E. Newton
Name:	Stephen E. Newton
Title:	Secretary